

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Mr. Andy Yang
Chief Financial Officer
AU Optronics Corp.
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re: AU Optronics Corp.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed May 11, 2010**
> **File No. 001-31335**

Dear Mr. Yang:

We have reviewed your response dated August 10, 2010 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Notes to Consolidated Financial Statements, page F-11

Note 2. Summary of Significant Accounting Policies, page F-15

(g) Cash equivalents and restricted cash in bank, page F-17/F-27

1. We refer to your response to prior comment 9. In future filings please revise your disclosure to clearly indicate that your cash equivalents include <u>reverse</u> repurchase agreements and, consistent with the information included in the first bullet to your response, disclose a brief description of the transactions, your business reasons for undertaking them and how you account for and record the transactions in your financial statements.

   You may contact Leigh Ann Schultz at (202) 551-3628 or Kristin Lochhead, Accounting Reviewer, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief